DrinkerBiddle

MEMORANDUM

TO	Mary A. Cole
FROM:	Jillian L. Bosmann
DATE:	January 31, 2012
RE:	Partners Group Private Real Estate (Master Fund), LLC (811-22640)
Partners Group Private Real Estate (Institutional), LLC (811-22601)
Partners Group Private Real Estate, LLC (811-22600)
(collectively, the “Funds”)

This memorandum summarizes the comments received from you on January 12, 2012 on the above-referenced filing and the Funds’ responses.

1.	Comment: Investment Objective and Strategies, page 7--The prospectus states, “The Master Fund’s investments (“Master Fund Investments”) are expected to include: (i) direct investments in real estate and related assets (“Direct Investments”); (ii) real estate-related assets, including interests in existing real estate investment vehicles (“Portfolio Funds”) managed by third-party managers (“Portfolio Fund Managers”), that are acquired from investors in the secondary market (“Secondary Investments”); and (iii) interests in Portfolio Funds that are directly acquired from Portfolio Fund Managers (“Primary Investments”).” (Emphasis added.) In the prospectus, please clarify how the Fund will manage direct investments in real estate. Will the Fund employ affiliated or non-affiliated third party managers? Will the Master Fund use mortgages to acquire such property? Are such expenses included in the fee table? If not, please explain to the staff the basis for excluding such expenses.

Response: The Funds will add disclosure to the private placement memorandums indicating that direct investments in real estate are expected to be managed by personnel of the Adviser and its affiliates, potentially in cooperation with non-affiliated operating partners or Portfolio Fund Managers. The estimated investment management fees and carried interest payable to such parties will be disclosed in the private placement memorandums of the Funds. It is not expected that the Master Fund will use mortgages directly to acquire property.

Comment: In your response, please explain why each Fund is not excluded from the definition of an “investment company” under Section 3(c)5(C) of the 1940 Act and, thus, not required to register under Section 8 of the 1940 Act. Given the substantial direct investments in real estate by the Master Fund, please provide an analysis why each Fund meets the definition of “investment company” under the 1940 Act.

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Response: Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer which “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” Mortgages and other interests in real estate are investment securities for purposes of the 1940 Act. See, e.g., SEC, Report on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Sess. 328 (1966). In addition, securities issued by real estate investment trusts, limited partnerships, or other entities that invest in real estate, mortgages or mortgage-related instruments, or that are engaged in the real estate business, generally are not considered by the Staff to be qualifying interests under Section 3(c)(5)(C). See, e.g., Real Estate Investment Trusts, Investment Company Act Release No. 3140 (Nov. 18, 1960) (discussing Section 3(c)(6)(C), which was subsequently redesignated as Section 3(c)(5)(C)). For these reasons, the Funds will meet the definition of investment company in Section (3)(1)(A) and will not be excluded by Section 3(c)(5)(c).

Comment: Please inform the staff whether the Master Fund intends to invest in Portfolio Funds created for the Master Fund, and whether the Master Fund will be the sole investor in any Portfolio Fund or own 50 percent or more of (or otherwise control) such Portfolio Fund. If so, please disclose how the Fund will treat all assets of such Portfolio Fund for purposes of complying with the 1940 Act. Will any Portfolio Funds be excluded from the definition of “investment company” under Section 3(c)(1) or 3(c)(7) of the 1940 Act. If so, what, if any, limits will the Master Fund have on holding the assets of such Portfolio Funds? In addition, please advise the staff whether the Master Fund will invest in entities sponsored or advised by the adviser or its affiliates. We may have further comments.

Response: The Master Fund will not own 50 percent or more of (or otherwise control) any Portfolio Fund without seeking and obtaining any applicable exemptive relief. The Master Fund will not invest in entities sponsored by or advised by the adviser or its affiliates.

Comment: In the summary section, please further clarify the types of real estate property in which the Fund intends to invest (e.g., commercial, residential).

Because of the name of the Fund, please provide an 80 percent asset test for real estate investments.

Response: The Funds will add disclosure in the summary section clarifying the types of real estate property in which the Master Fund intends to invest. The use of the term "real estate" in a fund name was not expressly addressed in the adopting release to Rule 35d-1 or the Commission staff's Frequently Asked Questions about Rule 35d-1 (the "FAQ"). The FAQ did address the use of the terms in a fund name connoting a type of investment strategy, as opposed to a type of investment, stating that, for example, "Rule 35d-1 would not apply to the use of the term 'income' where that term suggests an investment objective or strategy rather than a type of investment. When used by itself, the term 'income' in a fund's name generally suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment... By contrast, a term such as 'fixed income' suggests investment in a particular type of investment and would be covered by rule 35d-1." The FAQ also noted that “[t]he terms "international" and "global" connote diversification among investments in a number of different countries throughout the world, and therefore the use of these terms in a fund name is not subject to the rule.” The Funds’ names connote a type of investment strategy, as opposed to a type of investment. The Funds are permitted to purchase a wide variety of investments, all designed around a strategy of capturing exposure to the real estate industry. Therefore, the Funds respectfully decline this comment.

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2.	Comment: Management, page 9—If true, please state that the feeder funds do not have an investment adviser.

Response: Only the Master Fund has an investment adviser. The feeder funds will add the requested disclosure to their confidential private placement memorandums.

3.	Comment: Investment Management Fee, page 10—The prospectus states, “The Master Fund pays the Adviser a monthly Investment Management Fee equal to 1.25% on an annualized basis of the greater of (i) the Master Fund’s net asset value and (ii) the Master Fund’s net asset value less cash and cash equivalents plus the total of all commitments made by the Master Fund that have not yet been drawn for investment.” (Emphasis added.) The staff has concerns about the proposed novel manner of calculating management fees. As you know, Section 15 of the 1940 Act provides that the management contract must precisely describe all compensation to be paid. We believe that, because the advisory fee is based on all commitments, the prospectus and advisory contract should specifically list and describe the types of commitments and describe any leverage. It has not been the industry’s practice to pay advisory fees based on future commitments. Rather, fees are calculated based on “hard assets,” that is, those assets that are reflected on a fund’s balance sheet. For example, it is unclear how commitments are valued. Will future commitments be adjusted for changes in market value? Will commitments extend many years into the future? We also believe that using such an approach raises certain other investor protection-related concerns. For example, will investors understand the mechanics, consequences and novel nature of how the management fees are calculated? Also, does the adviser have an incentive to manage the Fund differently because of the fee calculation method? In a letter to the staff, please address the above issues and explain to the staff whether the board was advised about, and considered, the incentives and possible conflicts with respect to future commitments. We may have additional comments.

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Response: The Funds believe that the management agreement and confidential private placement memorandums precisely describe all compensation to be paid. Commitments have set dollar amounts that are known at the time of commitment and do not change. The Funds believe that the compensation arrangements are consistent with Section 15 of the 1940 Act and Section 205 of the Investment Advisers Act of 1940, as amended. The proposed fee structure is similar to that used in private equity funds and the Funds do not believe that the structure creates an incentive to manage the Funds differently. In effect, it allows the investment adviser to be paid based upon investments made rather than cash held. The total value of commitments will be disclosed in the notes to the Funds’ financial statements. The Board was advised about, considered, and approved the calculation of the investment management fees payable to the investment adviser.

4.	Comment: Repurchases of Units, page 13—The prospectus states, “The Adviser anticipates recommending to the Board that the Fund conduct repurchase offers of no more than 5% of the Fund’s net assets on or about July 1, 2013, and thereafter quarterly on or about each January 1, April 1, July 1 and October 1.” (Emphasis added.) If the Fund anticipates repurchase offers of substantially less than 5%, please disclose.

The prospectus states, “Under certain circumstances, the Board may offer to repurchase Units at a discount to their prevailing net asset value.” The prospectus should describe in detail the circumstances and reasons for such discounts. For example, the disclosure in the prospectus later states, “In considering whether to repurchase Units during periods of financial market stress, the Board may offer to repurchase Units at a discount to their prevailing net value that appropriately reflects market conditions…” What constitutes “financial market stress?” Are we currently in a period of market stress? Why would net asset value not already “appropriately reflect market conditions?” Is there a problem with your valuation procedures? Will such offers be made in addition to the “scheduled” offers? In addition, in your response, please advise the staff whether the Fund is aware of any other funds offering similar discounted repurchase offers on securities that are not publicly traded.

Response: Under normal market conditions, the investment adviser does not anticipate recommending that the Board approve repurchase offers of substantially less than 5%. However, the default position for the Funds is that the Funds will not offer to repurchase Units, and thus all repurchases represent an opportunity for liquidity that would not otherwise be present. The Board determines whether or not to offer to repurchase Units and whether or not to offer to repurchase Units at a discount to their prevailing net asset value. In making such determinations, the Board will also determine what constitutes “financial market stress.” A list of some of the factors that the Board considers when determining whether to repurchase Units and the amount of Units to repurchase is already included in the confidential private placement memorandums. If the Board did not have the ability to repurchase Units at a discount to their prevailing net asset value, investors would have potentially less liquidity, as it would only be used in situations where the Board would otherwise determine not to offer to repurchase. The use of a discount repurchase offer would not indicate any problem with the Funds’ valuation procedures. The heightened uncertainty associated with periods of financial market stress makes it important for the Funds to maintain their liquidity. Any repurchase offer during such periods would be made as an accommodation to tendering investors, and the Fund would offer to repurchase Units at a discount to their prevailing net asset value to protect non-tendering investors. Investors are not required to participate in any repurchase offers.

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Comment: The prospectus states that the Master Fund will make distributions that the Feeder Funds may use to fund repurchase offers. Please clarify the conditions under which the Master Fund will offer to repurchase units.

Response: It is not anticipated that the Master Fund will offer to repurchase its units, principally because liquidity may be provided through dividend distributions of the Master Fund's net taxable income (as a REIT, the Master Fund generally must distribute (or be deemed to distribute) its net taxable income each year), and to the extent necessary, additional distributions.

Comment: With respect to mandatory redemptions by the Fund, page 63—The agreement provides that the Fund may redeem Units of a member if the board decides that it would be in the best interests of the Fund to do so. The disclosure appears to indicate that the Fund may repurchase Units under conditions other than those set forth in Section 23(c), and the rules thereunder, of the 1940 Act. Please explain in your response how the Fund’s repurchase arrangements conform to the limitations imposed by Section 23(c). We may have additional comments.

Response: Any repurchases will conform with the requirements of Section 23. The Funds will add disclosure to this effect to the private placement memorandums.

5.	Comment: Summary of Fund Expenses, page 18—Delete/ revise “except as noted” and add “attributable to common shares.”

Explain to the staff whether the 1.25% management fee is correct given the way management fees (based on commitments) may be calculated.

Response: The Funds will delete “except as noted” from the parenthetical in the fees and expenses table. The management fee amount of 1.25% included in the fees and expenses table is a good faith estimate of expected fees for the current fiscal year, as net asset value is expected to exceed net asset value less cash and cash equivalents plus the total of all commitments made by the Master Fund that have not yet been drawn for investment.

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Comment: Confirm to the staff that .73 includes all expenses associated with all portfolio funds.

Response: 0.73% includes all estimated expenses associated with all portfolio funds, calculated in accordance with Form N-2.

Comment: Will the Funds incur fees/expenses in connection with the direct ownership in real estate and management of properties and does the fee table reflect such expenses?

Response: Other than as noted in response to Comment #1, the Funds do not currently expect to directly incur any such fees and expenses. The investments the Master Fund makes will, of course, have operating expenses similar to any portfolio company an investment company owns. However, such expenses are not reflected in investment company fee tables.

Comment: Confirm to the staff whether the 10% incentive fee is included in the example.

Footnote 5—Please confirm to the staff that the estimate of asset size in the Fund’s first year results in a good faith estimate of first year expenses.

Response: The Funds confirm that the 10% incentive fee is included in the example and that the estimates of asset size in the Funds’ first year results in a good faith estimate of first year expenses.

Comment: Footnote 8 states that the expense limitation agreement has an initial two-year term. Please disclose from what date the term of the agreement begins.

Response: The Funds will revise Footnote 8 to state that the expense limitation agreement’s initial term begins on the initial closing of the Funds.

Comment: Example—Please recalculate the first year expenses in the Master Fund expense example. It appears to be calculated based on a $10,000 investment instead of a $1,000 investment.

Response: The Master Fund will calculate the expense examples based on a $1,000 investment in the Master Fund.

Comment: If the Master Fund has no intention to issue preferred shares or engage in borrowing in the first year, disclose this fact. If there is such intent, please disclose expenses in the fee table. Also, discuss the issuance of preferred or other debt in the summary.

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Response: The Funds will revise the disclosure to reflect that the Master Fund does not expect to engage in borrowing during its first year. The Master Fund intends to issue preferred shares during its first year, and will revise the fee table to reflect such expenses. The Funds will add disclosure to the summary section regarding the Master Fund’s issuance of preferred shares.

6.	Comment: Valuation of the Master Fund’s Interest in Portfolio Funds, page 46—Please explain in your response how a “fair value” determination by the Board is possible when, as the prospectus states, “The valuation of the Master Fund’s investments in Portfolio Funds is ordinarily determined based upon valuations provided by the Portfolio Fund Managers of such Portfolio Funds which valuations are generally not audited… Moreover, Partners Group will not generally have sufficient information in order to be able to confirm or review the accuracy of valuations provided by Portfolio Fund Managers.” Please also explain in your response how reliance on the valuations of the Underlying Managers can be reconciled with past guidance provided by the staff, e.g., letters to Craig S. Tyle of the Investment Company Institute dated, and publicly available, December 8, 1999 and April 30, 2001. See, particularly, footnote 13 to the December 1999 letter.

Response: As described under “CALCULATION OF NET ASSET VALUE; VALUATION,” it is not intended that the Master Fund will merely rely on valuations of the underlying managers. The Funds assess the fair value of their portfolio securities based upon available information. The valuations provided by underlying managers may provide a basis for those valuations. The Funds’ valuation methodologies are similar to the valuation procedures of other similarly structured funds. In particular, the Funds note that staff frequently refers to DB Hedge Fund Strategies Fund LLC, filed August 27, 2002 (Securities Act Registration Number 333-72104), as a model for valuation methodologies. The Funds’ disclosure is substantially similar to the disclosure for that fund.

In addition, it should be noted that although footnote 13 of the December 1999 Tyle letter makes it clear that the Staff’s position in that letter applies to all closed-end registered investment companies, there are certain relevant distinctions between the Funds and other types of closed-end funds. First, unlike other types of closed-end funds, there will not be an active secondary market in the Funds’ Units and the Funds will not publish a daily or weekly net asset value in support of such a market. Second, unlike “interval funds” conducting repurchases under Rule 22c-3 under the 1940 Act, the Fund will not be providing frequent liquidity to its investors. In addition, unlike other types of closed-end funds, the Funds will hold back 5% of the value of the Units of an investor that is having more than 95% of the aggregate value of its Units repurchased until after the Funds’ next annual audit in order to try to protect the remaining investors from errors in valuation. These facts should serve to mitigate the concerns expressed by the Staff in the Tyle letters.

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7.	Comment: Inability to Vote, page 48—The prospectus states, “To limit its voting interest in certain Portfolio Funds, the Master Fund may enter into contractual arrangements under which the Master Fund irrevocably waives its rights (if any) to vote its interests in a Portfolio Fund.” Please add or clarify disclosure to the prospectus providing a concise description of the arrangements under which the Fund waives its voting rights for securities of the underlying funds in which the Fund invests, including: (i) Who determines if the Fund will waive the Fund’s voting rights (e.g., investment adviser or board). If the adviser makes the determination, disclose whether the board has adopted any procedures for waiving the Fund’s voting rights; (ii) whether the Fund’s board or adviser considered the interests of the adviser or the adviser’s other clients when deciding to waive the Fund’s voting rights; (iii) whether the Fund intends to own 5% or more of the voting securities of any underlying fund; and (iv) in your response, explain to the staff how waiving voting rights would be consistent with the fiduciary obligations of the board and adviser to the Fund.

Response: The Funds will add disclosure to the confidential private placement memorandums indicating that the Master Fund anticipates waiving voting rights to the extent required by the 1940 Act or other applicable rules, or as the investment adviser deems appropriate, subject to the oversight of the Board of Managers. In order to avoid becoming subject to certain 1940 Act prohibitions with respect to affiliated transactions, the Master Fund may limit ownership to less than 5% of the voting securities of certain underlying funds. Subject to the oversight of the Board of Managers, the investment adviser will decide whether to waive such voting rights and, in making these decisions, will consider the amounts (if any) invested by the investment adviser and its other clients in the particular underlying fund.

These voting waiver arrangements may increase the ability of the Master Fund and other clients of the investment adviser to invest in certain underlying funds. However, to the extent the Master Fund contractually forgoes the right to vote the securities of an underlying fund, the Master Fund will not be able to vote on matters that require the approval of the interestholders of the underlying fund, including matters adverse to the Master Fund’s interests.

The underlying funds in which the Master Fund intends to invest will be unregistered private funds that normally provide investors with very limited, if any, voting rights. Typically, if voting rights are present, they would only relate to items such as the removal or replacement of the general partner, managing member and/or management company. Votes on these types of changes are very rare in most private funds. Unlike with a registered investment company, investors in a private fund do not typically have the right to vote on such matters as the approval and/or termination of a management contract, changes to the fund’s investment objectives and policies or the termination of the fund.

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As a general matter, the investment adviser places little value on the ability to vote interests in underlying funds. As indicated above, the opportunity to vote those interests is rare. Rather than placing reliance on voting rights, the investment adviser ascribes significant importance to its ability to sell or otherwise dispose of its investments in an underlying fund if it is dissatisfied with the investment management of the underlying fund. It is important to note that, in making an investment in an underlying fund, the investment adviser is expressing its confidence in the ability of the manager of the underlying fund to provide effective management.

The waiver arrangements may increase the ability of the Master Fund and other clients of the investment adviser to invest in certain underlying funds that are considered attractive investments in conformance with the provisions of the 1940 Act. If the Master Fund did not have this opportunity, investment returns to investors in the Funds could potentially be negatively affected. The benefit of pursuing these opportunities generally outweighs any theoretical benefit offered by voting rights, and Funds and the investment adviser believe that the waiver of those rights to preserve these opportunities is consistent with the fiduciary duties of the Board of Managers and the investment adviser.

8.	Comment: Termination of the Master Fund’s Interest in a Portfolio Fund, page 49—The prospectus states, “A Portfolio Fund may…terminate the Master Fund’s interest in that Portfolio Fund (causing a forfeiture of all or a portion of such interest) if the Master Fund fails to satisfy any capital call by that Portfolio Fund or if the continued participation of the Master Fund in the Portfolio Fund would have a material adverse effect on the Portfolio Fund or its assets.” (Emphasis added.) Please further discuss the above risk including forfeiture and capital calls in the prospectus. Also, in your response, please explain whether such capital calls are considered senior securities subject to the asset coverage requirements of Section 18 of the 1940 Act. We may have additional comments.

Response: The Funds will add additional risk disclosure regarding forfeiture and capital calls to the confidential private placement memorandums. The Funds do not believe such capital calls are considered senior securities. The Funds note that the Commission has stated that Section 18 was intended "to limit increases in the speculative character of junior securities issued by investment companies." See Investment Company Act Release No. 10666 (Apr. 18, 1979), 44 Fed. Reg. 25128 (Apr. 27, 1979), at 25129. Unlike the derivative instruments treated as senior securities by the staff, capital calls entail no speculative characteristics. Therefore, the Funds do not believe that the commitments are within the meaning of Section 18 (f). Nonetheless, as a matter of portfolio management, management limits the amounts of capital calls that the Funds will need to meet.

9.	Comment: Fund and Master Fund Expenses, page 61—The prospectus states, “The Adviser and its affiliates may be entitled to receive topping, break-up, monitoring, directors’ organizational, set-up, advisory, investment banking, syndication and other similar fees in connection with the purchase, monitoring or disposition of master Fund Investments or from unconsummated transactions. Any such fees earned in respect of the Master Fund Investments shall be for the benefit of the Master Fund.” Please insert “Subject to applicable law,” at the beginning of the first sentence. In addition, please explain to the staff whether such compensation/fees are consistent with Sections 17 and 36(b) of the 1940 Act.

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Response: The Funds will insert “Subject to applicable law” where indicated in the private placement memorandums. Such compensation/fees, if applicable, are part of the terms of the Master Fund Investments and any such compensation/fees due pursuant to such terms will be paid to the Funds and will benefit the Funds’ members. The Funds believe these arrangements are consistent with Sections 17 and 36(b) of the 1940 Act.

10.	Comment: Mandatory Redemption by the Fund, page 69—The agreement provides that the Fund may redeem Units of a member if the board decides that it would be in the best interests of the Fund to do so. The disclosure appears to indicate that the Fund may repurchase Units under conditions other than those set forth in Section 23(c), and the rules thereunder, of the 1940 Act. Please explain in your response how the Fund’s repurchase arrangements conform to the limitations imposed by Section 23(c).

Response: Any repurchases will conform with the requirements of Section 23. The Funds will add disclosure to this effect to the private placement memorandums

11.	Comment: Interest Rate, Mortgage and Credit Swaps, page 173—Please confirm that the Fund will cover the full notional value of any credit default swap it will write.

Response: The Funds do not currently intend to write credit default swaps. Any investments in credit default swaps will be made in accordance with applicable SEC rules and guidance.

12.	Comment: Leadership Structure and Oversight Responsibilities, page 179—Please confirm whether the Fund has an independent lead director.

Response: The Funds’ Boards of Managers do not have currently have an independent lead director.

13.	Comment: Signature page—The trustees of the Master Fund should sign the feeders’ registration statements. In addition, the trustees of each Fund should sign their registration statements.

Response: As the Funds are not registered under the Securities Act of 1933, the managers of the Funds are not required to sign the Funds’ registration statements.

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